UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

LiquidPiston, Inc.

(Exact name of issuer as specified in its charter)

Delaware	74-3126356
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

LiquidPiston, 1292A Blue Hills Avenue, Bloomfield, CT, 06002

 (Full mailing address of principal executive offices)

(860) 838 2677

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of LiquidPiston, Inc (“we”, “LiquidPiston”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 26, 2021. This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi- annual report or in the information incorporated by reference in this semi-annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut. We have incurred losses from operations and have had negative cash flows from operating activities since our inception. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Results of Operations

Six months ended June 30, 2021, compared to six months ended June 30, 2020

The Company has generated revenues totaling $194,284 and $268,122 for the six months ended June 30, 2021, and 2020, respectively. Booked revenue declined in 2021 compared to 2020 due to the completion of development program studies with industrial firms and a lack of follow-on development programs due to negative impact from COVID-19. Moreover, due to overall sluggish world economic activities over the same period, our business development activities did not result in any additional commercial contracts.

Cost of revenue decreased from $123,308 for the six months ended June 30, 2020 in 2020 to $14,994 for the six months ended June 30, 2020 in 2021. Costs of revenue consist of engineering labor and parts, machining, and other non-personnel expenditures associated with a contract. Certain contract stages in 2020 were more labor intensive than in 2021. Therefore, some costs as a percentage of revenue billing (allowable under contract) decreased in 2021.

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Operating expenses consist of research and development costs and general and administrative expenses. Research and development expenses totaled $1,342,924 for the six months ended June 30, 2021 and $926,520 for the six months ended June 30, 2020, an increase of $1,293,084. As Non-Recurring Engineering (NRE) / development contracts were reduced in 2021 (largely as a result of COVID-19 impact), the Company increased its focus on internal research and development activities. General and administrative expense totaled $591,207 for the six months ended June 30, 2021 and $500,280 in 2020. The increase in general and administrative expense was a result of increased business development costs ($48,000), salaries and wages ($30,000) and office expenses ($13,000).

Other income decreased from $18,238 for the six months ended June 30, 2020 to $286 for the six months ended June 30, 2021. This was primarily due to a grant received in 2020 in the amount of $15,000.

As a result of the foregoing, our net loss was $1,756,358 for the six months ended June 30, 2021, compared to a net loss of $1,331,770 for the six months ended June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2021, the Company had $8,858,197 in cash and cash equivalents on hand compared with $6,058,920 at December 31, 2020.

Historical results and cash flows

For the six months ended June 30, 2021, the Company had negligible revenues from industrial firms due to sluggish world economic activities, driven by the impact of COVID-19. However, the programs we secured in 2020 with some industrial companies are currently not closed but rather frozen and still could lead to significant follow-on development programs. In the future, these programs could grow significantly but there is a possibility they could halt. The Company has also applied for a number of new development contracts from the Department of Defense (DoD), and believes it is possible for at least one such program to kick off in 2021. Aside from these revenue streams, LiquidPiston is relying on fundraising, including its Regulation A Offering, a crowdfunding offering and private placements of equity securities, for its continued operations. In addition to the Regulation A Offering, the Company is also working on nondilutive sources of funding including government contract opportunities and non-recurring engineering development projects reimbursed by customers/partners.

Revenue from government contracts for the six months ended June 30, 2021, was significantly higher than in 2020, as prior DoD awards through DARPA and the Army were concluded and LiquidPiston successfully delivered all contractual deliverables under these programs. However, LiquidPiston is seeking additional government development funding which will take time to put in place. Overall revenue in 2021 was lower than in 2020 and may remain lower until substantial revenue generating development programs are initiated, which the Company is currently involved in securing through further government contracts as well as transitioning to full engine development programs through its partners. The Company expects that significant new contracts will be executed in the 4th Quarter of 2021 and the 1st Quarter of 2022.

Equity Issuances

In September 2020, LiquidPiston commenced an offering pursuant to Regulation A under the Securities Act (the “Regulation A Offering”), pursuant to which it offered to sell up to 555,555 shares of Common Stock at a price of $45.00 per share for investors who committed their investments by April 1, 2021, and $54.00 per share after April 2, 2021. The Regulation A Offering terminated on June 25, 2021. During the six months ended June 30, 2021 the Company issued 269,051 shares of Common Stock and received net proceeds of $10,723,009 in connection with the Regulation A Offering. The total raised in the Regulation A Offering through August 21, 2021 is $15,797,404 with the company issuing a total of 338,736 shares.

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Based on the success of these raises and our expenses of approximately $4 million per year and current cash on hand, without any additional revenue streams and without any additional investment, the Company expects to have a cash out date by or about the end of April 2029.

Indebtedness

From 2017 to 2019 the Company entered into convertible promissory notes with investors and received gross proceeds of $2,912,446. On September 25, 2020, the Company met the requirements of the qualifying financing requirements of all issuances and, accordingly, the principal amount of $2,912,466 and accrued interest of $278,712 were converted to shares of stock as of that date.

The Company has applied for loans being administered by the SBA under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On May 5, 2020, the Company received a $323,507 Paycheck Protection Program (“PPP”) loan with Westfield Bank. The Company applied for forgiveness of this loan and on March 24, 2021, the full amount of the loan was forgiven.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL)in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

On January 25, 2021, LiquidPiston entered into an SBA loan under the PPP in the amount of $284,279. This is the second draw under PPP. The loan will mature 5 years from the date it was issued (January 26, 2026) and will accrue interest at a rate of 1% per year. The Company plans to apply for loan forgiveness by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government.

Trend Information

The key trends that could materially affect LiquidPiston’s business prospects involve electrification and increased global adoption of renewable energy sources.

With respect to the worldwide focus on electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as possible as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth to scrap/recycle CO2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). Getting to renewables as the major source of electricity will also take a very long time.

So, for this indefinite period of time (many decades), we believe that fossil fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles (“HEVs)” are forecasted to be a significant share of electrified vehicles even as several countries are putting in place mandates to force this to happen.1

If one accepts that HEVs will be the fastest growing component in vehicle propulsion technology due to driving, charging infrastructure, cost, and other realities, this presents an opportunity for LiquidPiston in fitting a niche to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston’s technology provides an opportunity to field a smaller, more efficient ICE which is proven to be able to use diesel and gasoline as well as other fuels, and can likely be adapted to work on natural gas and other fuels, positioning LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful.

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Outside of automotive transportation, there are major industry and government initiatives underway to develop new generations of electric and hybrid electric aircraft. It appears that many military and high-endurance commercial drones will need to go the HEV route because fuels are more energy-dense than batteries. Urban Air Mobility (“sky cabs”) is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all electric city “sky cabs “ but the serious players for variable range to regional aircraft will be hybrid electric for range and safety reasons. If an ICE can come close to small turbine power density and is 3- 4 times more efficient, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO2 in the process? With respect larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to an enabling and enduring aspect of aviation electrification.

We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make economic and environmental sense. For example: Hybrid electric portable gensets (i.e., the engine + generator charges the battery which then powers the electronics of whatever system is being powered). LiquidPiston’s engine technology enables genset manufacturers to produce smaller and more efficient gensets.

There are some other energy-related trends and country policy decisions which can positively impact customer demand for LiquidPiston-powered products and systems:

•	The potential increased use of Compressed Natural Gas (“CNG”) and Hydrogen as "cleaner" fuels. We have yet to test gaseous fuels such as CNG but we believe that, given the design of our combustion chambers and combustion process, there's no reason that we can't efficiently burn gaseous fuels. We just haven't done it yet but will when there is a sponsoring partner. There seems to be a reasonably strong market and government policy push towards more use of CNG which foretells potential opportunities to combine CNG and efficient HEV propulsion for medium to long-haul trucking as an example.

•	The growing public concern and government policies directed at mitigating and reducing Greenhouse Gas GHG) emissions are expected to result in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO2 production from fossil fuel usage, approximately 29% in the US. Out of the approximately 38 Gigatonnes of fossil fuel CO2 produced annually, at least 6 Gigatonnes are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatonnes of CO2 (which is a 5%+ reduction in global CO2 produced. The CO2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston’s technology will replace all legacy ICEs, we are however expecting that the potential CO2 and other GHG reduction from the use of more efficient ICEs will be a positive factor for LiquidPiston’s marketing and sales efforts going forward.

Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable’s share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicle and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connection or without the resources to build a local renewable electric energy infrastructure.

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COVID-19

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

On March 18 and March 22, 2020, the Company issued a policy directive to its employees defining rules and working instructions for ongoing business operations. Since, in accordance with Defense Industrial base (DIB) determination, LiquidPiston is considered an essential business, the Company has remained open but all staff that was able to productively work from home was recommended to work remotely. Additional safety restrictions were placed onto employees whose presence was required at the Company’s headquarters, including requirements for personal hygiene and social distancing. Approximately 20% of the Company’s employees have been authorized to work from the Company's headquarters, specifically, covering hardware manufacturing, product assembly and testing activities, while the remainder continue to work from home. Currently, Company is close to returning to normal operating conditions with approximately 90% of the employees are working from the Company’s headquarters while following up with requested safety restrictions and keeping all necessary precautions.

While cancellation of client contracts established before the pandemic has not occurred, some negotiations for expected continuation programs and future contracts were delayed or frozen for an indeterminate time, which has had and is expected to have a material effect on the Company’s forecasted revenues. COVID-19 has also resulted in conferences and business meetings to be cancelled, delayed, or postponed, and generally business travel has greatly reduced resulting in fewer in-person meetings with customers. The Company has adapted by using virtual meeting and conferencing tools, but the reduced in-person meetings may impact business development. We note also that many of our suppliers have experienced shut downs, delays, and other impacts of supply chain that propagate through the industry and have and may continue to impact our development.

ITEM 2.	OTHER INFORMATION

None.

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ITEM 3.	financial STATEMENTS

LiquidPiston, Inc.

Balance Sheets

	June 30	December 31
	2021	2020
ASSETS
Current Assets
Cash and Equivalents	$7,028,984	$6,058,920
Restricted Cash	1,829,213	–
Accounts Receivable	14,994	108,581
Prepaid Expenses	84,973	52,498
Total Current Assets	8,958,164	6,219,999

Property and Equipment, Net of Accumulated Depreciation	43,223	35,052

Other Assets
Deposits	2,000	2,000
Patents, Less Accumulated Amortization	860,211	802,110
Total Other Assets	862,211	804,110

TOTAL ASSETS	$9,863,598	$7,059,161

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts Payable	$253,357	$146,674
Notes Payable, Current	284,279	–
Accrued Taxes and Expenses	18,364	–
Total Current Liabilities	556,000	146,674

Long Term Liabilities
Notes Payable, Net of Current Portion	150,000	150,000

Total Liabilities	706,000	296,674

Stockholders' Equity
Common Stock, $0.0001 par value per share; 2,500,000 shares authorized and 1,751,100 and 1,177,328 issued and outstanding at June 30, 2021 and 2020 respectively.	175	148
Series Seed-1 Preferred Stock $0.0001 par value per share; 111,895 shares authorized; 88,105 shares issued and outstanding at June 30, 2021 and 2020 respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	34,038,644	29,887,201
Accumulated Deficit	(25,944,812)	(24,188,453)

Total Stockholders' Deficit	9,157,598	6,762,487

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,863,598	$7,059,161

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LiquidPiston, Inc.

Statements of Operations

For the Six Months Ended June 30:

	2021	2020

Revenue	$194,281	$268,122

Cost of Revenue	14,994	123,308

Gross Profit	179,287	144,814

Operating Expenses
Research and Development	1,342,924	926,520
General and Administrative	591,207	500,280
Total Operating Expenses	1,934,131	1,426,800

Loss from Operations	(1,754,844)	(1,281,986)

Other Income (Expense)
Interest and Other Income	286	18,238
Interest Expense	(1,800)	(68,022)
Total Other Income	(1,514)	(49,784)

Net Loss	$(1,756,358)	$(1,331,770)

Deficit - Beginning of Period	(24,188,454)	(21,283,773)

Deficit - End of Period	$(25,944,812)	$(22,615,543)

Net Loss Per Common Share - Basic and Diluted	$1.00	$1.15

Weighted Average number of Common Shares Outstanding	1,464,214	1,163,020

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LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock		Series Seed-1 Preferred		Additional	Retained	Net
	Shares Issued	Total	Shares Issued	Total	Paid -In Capital	Earnings (Deficit)	Equity Deficit	Available Options
Balance 12/31/18	1,000,500	100			18,953,185	(20,078,406)	(1,125,121)	97,238
FYE 12/31/19:
Options Issued								(65,258)
Options Forfeited								38,341
Options Exercised	2,152				1,270		1,270	(2,152)
Stock Compensation					8,354		8,354
Convertible Debt Conversion	126,478	13	88,105	1,063,591	656,091		1,719,695
Net Loss						(1,205,367)	(1,205,367)
Balance 12/31/19	1,129,130	113	88,105	1,063,591	19,618,900	(21,283,773)	(601,169)	68,169
Period Ending 6/30/20
Options Issued
Options Forfeited								14,569
Reduction in Pool								(70,000)
Options Exercised
Stock Compensation
Convertible Debt Conversion	14,865	2			516,619		516,621
Common Stock Offering	33,333	3			922,047		922,050
Issuance Cost					(65,805)		(65,805)
Net Loss						(1,331,770)	(1,331,770)
Balance 6/30/2020	1,177,328	118	88,105	1,063,591	20,991,761	(22,615,543)	(560,073)	12,738
Period Ending 12/31/20
Options Issued								(5,500)
Options Forfeited								6,845
Reduction in Pool
Options Exercised	2,862	1			2,440		2,441	(2,862)
Stock Compensation					5,053		5,053
Convertible Debt Conversion	137,427	13			2,674,544		2,674,557
Common Stock Offering	159,333	16			6,586,034		6,586,050
Issuance Cost					(372,631)		(372,631)
Net Loss						(1,572,910)	(1,572,910)
Balance 12/31/20	1,476,950	148	88,105	1,063,591	29,887,201	(24,188,453)	6,762,487	11,221
Period Ending 6/30/21
Options Issued
Options Forfeited
Reduction in Pool
Options Exercised	2,117	1			1,556		1,557	(2,117)
Stock Compensation
Common Stock Offering	272,033	26			5,882,202		5,882,228
Issuance Cost					(1,732,315)		(1,732,315)
Net Loss						(1,756,358)	(1,756,358)
	1,751,100	175	88,105	1,063,591	34,038,644	(25,944,812)	9,157,598	9,104

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LiquidPiston, Inc.

Statements of Cash Flows

For the Six Months Ended June 30:

	2021	2020

Operating Activities
Net Loss	$(1,756,358)	$(1,331,770)
Adjustments to reconcile net income to net cash provided by operations:
Stock Compensation	–	–
Depreciation and Amortization	40,213	6,008
Gain on Sale of Equipment	–	21,906
Changes in Current Assets and Liabilities
Accounts Receivable	93,587	301,593
Prepaid Expenses and Other	(32,475)	–
Accounts Payable, Accrued Expenses and Other	125,048	87,421

Net Cash Used by Operating Activities	(1,529,985)	(914,842)

Investing Activities
Purchase of Intangible Assets	(84,836)	(80,089)
Purchase of Property and Equipment	(21,649)	–

Net Cash Used by Investing Activities	(106,485)	(80,089)

Financing Activities
Proceeds From the Sale of Stock	4,151,469	856,245
Proceeds from PPP Loan	284,279	323,507
Proceeds from Convertible Debt	–	527,386

Net Cash Provided by Financing Activities	4,435,748	1,707,138

Net Change in Cash	2,799,278	712,207

Cash and Equivalents - Beginning of Period	6,058,919	1,554,653

Cash and Equivalents - End of Period	$8,858,197	$2,266,860

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LiquidPiston, Inc.

Notes to Financial Statements

1.	Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $36,400,000 in gross proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company’s Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company’s 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders’ of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception. The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. The Company will need to raise additional funds to further advance its research and development programs, commence additional development studies and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

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LiquidPiston, Inc.

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company’s cash and cash equivalents balances.

Major customer – approximately 100% of the revenue earned in the six months ended June 30, 2021, and 0% of the revenue earned in the six months ended June 30, 2020, was the result of contracts with the United States Army and the United States Airforce.

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

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LiquidPiston, Inc.

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 on January 1, 2019 and applied the modified retrospective method of adoption. Under this method, the Company applied the revised guidance for the year of adoption and applied ASC Topic 605, Revenue Recognition (ASC “605”), in the prior years. As a result, the Company applied ASC 606 only to contracts that were not yet completed as of January 1, 2019. The adoption of ASC 606 did not materially change the timing or pattern of revenue recognized and therefore, there was no effect to the Company’s opening balance of retained earnings on January 1, 2019.

The Company determines revenue recognition by:

a.	Identifying the contract, or contracts with the customer.
b.	Identifying the performance obligations in the contract.
c.	Determining the transaction price.
d.	Allocating the transaction price to performance obligations in the contract.
e.	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

The following table presents the Company’s revenues disaggregated into categories based on the nature of such revenues as of the six months ended June 30, 2021, and 2020:

	June 30
	2021	2020
Contracted Research Services	$209,274	$268,122
Commercial Projects	–	–

Total Revenue	$209,274	$268,122

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LiquidPiston, Inc.

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Revenue from commercial projects is recognized when control of these services is transferred to customers, in an amount that reflects the consideration expected in exchange for those services. Contracts typically contain one performance obligation and revenue is earned over time as costs are incurred relative to the total expected costs to satisfy the performance obligations under the contracts.

Revenue from contracted research services is primarily derived from government research and development activities under cost plus fee arrangements or fixed fee arrangements and contain a single performance obligation. Revenue is recognized under these arrangements over time using the input method (costs incurred to date relative to the total estimated costs at completion). The Company’s obligation with respect to these agreements is to perform the research on a best-efforts basis. At times these contracts may contain milestone payments. At inception of each arrangement that includes a milestone payment for promised goods and services, the Company evaluates the circumstances of whether the milestone payment will be reached and estimates the amount to include in the transaction price that will not cause a significant revenue reversal. Such contracts have certain risks which include dependence on future appropriations, administrative allotment of funds, and changes in government policies.

As work progresses under these arrangements, the Company records costs incurred as part of cost of revenue sold up to the amount it was entitled to receive under the contracts. Any excess costs are classified as research and development expense as work under government contracts are primarily best effort and fixed price arrangements. Under such best-effort arrangement, the Company has discretion to stop work if the cost to complete would exceed the contract amount. In such cases the Company generally continues to further the work on its own and therefore, any costs incurred above and beyond the fixed fee contractual amount would be recorded as research and development costs.

Payment terms for both contracted research services and commercial projects can range from 30 to 60 days from invoice date.

As of June 30, 2021, and 2020 there were no material contract assets or liabilities. As of June 30, 2021, the Company completed all work under the government contracts.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total public relations costs for the six months ended June 30, 2021, and 2020 were $50,835, and $33,401 respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

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LiquidPiston, Inc.

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of June 30, 2021, and 2020, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

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LiquidPiston, Inc.

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in six months ended June 30, 2021, and 2020. The assets of the Company measured at fair value on a recurring basis as of June 30, 2021, and 2020 are summarized below:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
June 30, 2021, Assets:
Cash and Cash Equivalents	$8,858,197	$–	$–	$8,858,197
Total Assets	$8,858,197	$–	$–	$8,858,197
June 30, 2020 Assets:
Cash and Cash Equivalents	$2,266,860	$–	$–	$2,266,860
Total Assets	$2,266,860	$–	$–	$2,266,860

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LiquidPiston, Inc.

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

Computer and office equipment 5-7 years

Machinery 5-7 years

Leasehold improvements 15 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 is a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years; earlier adoption is permitted. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. The amendments are intended to address narrow aspects of the guidance issued in the amendments in ASU 2016-02. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which provides an additional and optional transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These provisions are effective for reporting periods beginning after December 15, 2019, for the Company. Early adoption is permitted. The Company adopted the standard in 2020 noting that it did not have a material impact on the Company’s financial statements.

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LiquidPiston, Inc.

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regard to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted the standard in 2018 noting that it did not have a material impact on the Company’s financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). The update provides guidance on determining which changes to the terms and conditions of share- based payment awards, including stock options, require an entity to apply modification accounting under Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-09 during the year ended December 31, 2018, with no impact to the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” (“ASU 2018-07”) to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company’s adoption of ASU 2014-09. The Company adopted ASU 2018-07 during the year ended December 31, 2020, with no material impact to the Company’s financial statements. In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement - Disclosure Framework (Topic 820)” (“ASU 2018-13”). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during the year ended December 31, 2020, with no material impact to the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740)” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for Income Taxes. The update guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact of this pronouncement on its financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. The update guidance is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this pronouncement on its financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash. The update guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted the standard in June of 2021. As such, restricted cash is separately stated on the balance sheet, but in the statement of cash flows, it is included in the beginning and ending totals of cash and cash equivalents

Restricted Cash

Restricted cash includes amounts held for payments to shareholders who sold stock of $1,765,190 and $64,022 of broker fees.

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LiquidPiston, Inc.

Notes to Financial Statements

3.	Property and Equipment

Property and equipment consist of the following as of:

	June 30:
	2021	2020
Computer and Office Equipment	$135,145	$113,497
Machinery	703,684	703,684
Leasehold Improvements	4,329	4,329
Total Property and Equipment	843,158	821,510
Accumulated Depreciation	799,936	781,052
Property and Equipment Net	$43,222	$40,458

4.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

	June 30:
	2021	2020
Accounts Payable	$253,357	$115,926
PPP Loan	284,279	323,507
Interest	4,266	253,886
Other	14,098	20,174
Total Accounts Payable and Accrued Expenses	$556,000	$713,493

5.	Long Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 26, 2021. On January 25, 2021 LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The loan will mature 2 years from the date it was issued (January 25, 2021) and will accrue interest at a rate of 1% per year. The Company received forgiveness for this loan on March 20, 2021.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2022	$3,136
2023	3,247
2024	3,363
2025	3,484
2026	3,610
Thereafter	133,160
$150,000

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LiquidPiston, Inc.

Notes to Financial Statements

6.	Convertible Debt

During 2016, the Company entered into convertible promissory notes with investors totaling $1,481,000 that matured in 2019. The notes bore interest at a rate of 6% per annum. On August 23, 2019, $905,000 of convertible notes from 2016 with accrued interest totaling $158,591 were converted into 88,105 shares of Series Seed-1 Preferred Stock. The conversion was based on an average calculated price per share of $12.0714 in accordance with the convertible note documents. Also, during 2019, $556,000 of convertible notes from 2016 with accrued interest totaling $100,104 were converted into 126,478 shares of Common Stock.

During 2017, the Company entered into convertible promissory notes with investors and received net proceeds of $1,269,149 after the deduction of financing fees totaling $30,000. The Company recorded these fees as deferred financing costs and are included as a debt discount to the outstanding notes on the accompanying balance sheet. The debt discount was charged to non-cash interest expense over the 36-month term of the notes. The debt discount interest expense totaled $10,000 and $10,000 for the years ending December 31, 2019, and 2018, respectively. The notes are scheduled to mature in 36 months from the issue date and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined, prior to their maturity date. Accrued interest on these notes totaled $138,732 and $84,844 as of December 31, 2019, and 2018, respectively.

On December 28, 2018, the Company entered into convertible promissory notes with investors and received net proceeds of $478,614 after the deduction of financing fees totaling $14,802. Additional net proceeds for this round totaling $383,054 after the deduction of financing fees totaling $11,847 were received in 2019. The Company recorded these fees as deferred financing costs which are included as a debt discount to the outstanding notes on the accompanying balance sheet. The debt discount was charged to non-cash interest expense over the 24-month term of the notes. The debt discount interest expense totaled $13,325 and $0 for the years ending December 31, 2019, and 2018, respectively. The notes are scheduled to mature in 24 months from the issue date and bear interest at rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined prior to their maturity date. Accrued interest on these notes totaled $36,421 and $0 as of December 31, 2019, and 2018, respectively.

During 2018, the Company entered into convertible promissory notes with investors totaling $200,000. The notes are scheduled to mature during 2021 and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined, prior to their maturity date. Accrued interest on these notes totaled $12,844 and $4,844 as of December 31, 2019, and 2018 respectively.

During 2019, the Company entered into convertible promissory notes with investors totaling $525,000. The notes are scheduled to mature during 2021 and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined prior to their maturity date. Accrued interest on these notes totaled $8,633 as of December31, 2019.

On September 25, 2020, the Company met the requirements of the qualifying financing requirements of all issuances and, accordingly, the principal amount of $2,912,466 and accrued interest of $278,712 were converted to shares of stock as of that date.

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LiquidPiston, Inc.

Notes to Financial Statements

7.	Common Stock

The Company had 2,500,000 shares of authorized Common Stock as of June 30, 2021, and 2020 respectively par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of June 30, 2021, 334,006 shares of common stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

8.	Series Seed-1 Preferred Stock

The Company had 200,000 and 111,895 shares of authorized Series Seed-1 Preferred Stock, as of June 30, 2021, and 2020, respectively.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation, dissolution or winding up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

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LiquidPiston, Inc.

Notes to Financial Statements

9.	Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants, and directors.

Stock Options

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the years ended December 31, 2020, and 2019, 5,500 and 65,258 option awards were granted, respectively. On December 31, 2012, and 2019, 14,083 and 68,169 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $5,053 and $8,354 for the years ended December 31, 20120 and 2019, respectively.

During the six months ended June 30, 2020, the Company reduced the Option pool by 70,000 shares. On June 30, 2020, there were 12,238 shares reserved for issuance under the 2016 Plan.

The following table summarizes the stock option activity during the six months ended June 30, 2021, and 2020:

Balance 12/31/18	97,238
Options Issued	(65,258)
Options Forfeited	38,341
Options Exercised	(2,152)
Balance 12/31/19	68,169
Options Forfeited	14,569
Reduction in Pool	(70,000)
Balance 6/30/2020	12,738
Options Issued	(5,500)
Options Forfeited	6,845
Options Exercised	(2,862)
Balance 12/31/20	11,221
Options Exercised	(2,117)
Balance 6/30/2021	9,104

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LiquidPiston, Inc.

Notes to Financial Statements

10.	Income Taxes

The Tax Cuts and Jobs Act (“2017 Tax Act”) was signed into law on December 22, 2017. The 2017 Tax Act significantly revised the U.S. corporate tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in 2018. The Company completed its determination of the accounting implications of the 2017 Tax Act during 2018, and there was no material impact to the Company’s provision for income taxes during 2018.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended June 30, 2021, and 2020.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on June 30, 2021, and 2020 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report the Company’s 2020 Federal and State income tax returns have not been prepared. However, on December 31, 2019, the Company has approximately $20,222,876 of federal NOL carryforwards which will expire between the years 2024 to 2039. Additionally, the Company has approximately $20,326,341 of state NOL carryforwards which expire through 2039. As of December 31, 2019, the Company has generated approximately $438,430 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $297,252 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

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LiquidPiston, Inc.

Notes to Financial Statements

10.	Income Taxes (continued)

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of December 31, 2020, and 2019, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

11.	Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a month-to-month lease that provides for monthly payments of $4,000.

From time to time, the Company may be exposed to litigation relating to products and operations. An ex-employee has brought a wrongful termination suit against the Company. The Company and its attorneys believe that the maximum exposure is $15,000.

In conjunction with the Company's second offering pursuant to Regulation Crowdfunding, the company included 2016 and 2017 financial statements that were reviewed by a third-party accountant but were not audited in accordance with the rules under Regulation Crowdfunding. The company underwent a full audit of its 2017 and 2018 financial statements, and the audited statements of 2017 did not materially differ from those that had been reviewed. Since the conditions of Regulation Crowdfunding were not met, investors in the second Regulation Crowdfunding offering, which raised $793,137, may have the right to have their investments refunded.

12.	Equity Issuances

In January 2020, LiquidPiston launched an offering under Regulation Crowdfunding under the Securities Act, aiming to raise gross proceeds of up to approximately $1.07 million. As of December 31, 2020, the Company has issued 33,333 shares for total gross proceeds of $1,069,413.

In February 2020, LiquidPiston commenced a private placement under Rule 506(c) of Regulation D under the Securities Act to sell up to 21,000 shares of Common Stock at a price of $36.50 per share. As of December 31, 2020, the Company has issued 21,838 shares for total gross proceeds of $789,251. In addition, LiquidPiston has agreed to issue to certain of these investors up to an additional 2,100 shares of Common Stock as “bonus” shares based on the size and timing of their investment.

In September 2020, LiquidPiston commenced an offering pursuant to Regulation A under the Securities Act (the “Regulation A Offering”), pursuant to which it is offering to sell up to 555,555 shares of Common Stock at a price of $45.00 per share. As of December 31, 2020, the Company has issued 137,495 shares of Common Stock and received total gross proceeds of $6,065,235.00.

For the period January 1 through June 30, 2021, the Company has issued 269,100 shares for total gross proceeds of $5,432,970.

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LiquidPiston, Inc.

Notes to Financial Statements

13.	Subsequent Events

The Company has evaluated subsequent events through September 27, 2021, the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for six months ended June 30, 2021, other than those discussed below.

The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain.

In July and August of 2021, after the termination of the Regulation A offering on June 25, 2021, the Company issued 69,685 shares for total additional proceeds of $3,490,767, as the Company continued to clear and settle investments from investors who subscribed through the termination date.

The Company also issued shares in a private placement to option holders in September 2021 for $3,891.

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ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Amended and Restated Certificate of Incorporation *

2.2 Bylaws **

3. Irrevocable Power of Attorney **

4. Form of Subscription Agreement **

6.1 Stock Option Plan**

6.2 Employment Contract of Alexander Shkolnik**

6.3 Employment Contract of Nikolay Shkolnik**

8. Form of Escrow Agreement**

•	Filed as an exhibit to the Company’s semiannual report on Form 1-SA for the six months ended June 30, 2020.
**	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (SEC File No. 024-11219)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2021.

LIQUIDPISTON, INC.

By: /s/ Alexander Shkolnik
Alexander Shkolnik
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Shkolnik

By Alexander Shkolnik, Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date September 28, 2021

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